

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

<u>Via E-mail</u>
Oh-Joon Kwon
Chief Executive Officer
POSCO
POSCO Center, 440 Teheran-ro, Gangnam-gu
Seoul, Korea 135-777

      Re: POSCO
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed May 12, 2014
             File No. 1-13368

Dear Mr. Kwon:

      We refer you to our comment letter dated August 19, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance